Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

February 22, 2017
Exxon Mobil Corporation
2016 Annual Report on Form 10-K

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:  EDGAR Document Control

Dear Sirs:

Transmitted with this cover note is Exxon Mobil Corporation's 2016 Annual Report on Form 10-K.

The financial statements contained in ExxonMobil's 2016 Annual Report on Form 10-K do not reflect any material changes from the preceding year resulting from changes in any accounting principles or practices, or in the method of applying such principles or practices. The Corporation did not adopt authoritative guidance in 2016 that had a material impact on the Corporation’s financial statements.

Sincerely,

/s/ STEPHEN A. LITTLETON
Stephen A. Littleton
Assistant Controller

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